Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended August 31, 2007:

Weighted average number of shares outstanding as at August 31, 2007 (*)	2,002,422

Accumulated losses for the period from inception to Augst 31, 2007	$27,074

Loss per share	$ (0.01)

(*)	This represents the shares being issued since January 18, 2007, date of inception to August 31, 2007, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since August 31, 2007 and no stock options are outstanding since inception and the period subsequent to August 31, 2007.